Exhibit 99.1
Qiao Xing Universal Resources to Present at the Rodman & Renshaw China Investment Conference
     HUIZHOU, China, March 3 /PRNewswire-Asia-FirstCall/ — Qiao Xing Universal Resources, Inc. (Nasdaq: XING) (“the Company” or “XING”), an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, today announced that the Company will present at the upcoming Rodman & Renshaw China Investment Conference.
     The date, time, and location of XING’s presentation at the Rodman & Renshaw China Investment Conference are as follows:
Date: Monday, March 8, 2010
Time: 17:20 to 17:45 PM (GMT +8)
Location: Diamond I
The Regent Hotel
99 Jinbao Street
Beijing, China
     The Rodman & Renshaw Annual China Investment Conference will be held March 7 — 9, 2010, and will feature more than 130 Chinese companies from various industries. The 3-day conference consists of 25-minute presentation slots followed by 10-minutes of open floor Q&A sessions with institutional clients. More information regarding the Rodman & Renshaw Annual China Investment Conference can be found at: http://www.rodm.com/conferences?id=49
     About Qiao Xing Universal Resources, Inc.
     Qiao Xing Universal Resources, Inc. is an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, China. The Company was previously one of the leading players of telecommunication terminal products in China, but made the strategic decision to diversify into the resources industry in 2007. In April 2009, the Company acquired 100% equity interest in China Luxuriance Jade Company, Ltd (“CLJC”). CLJC, through its wholly owned Chinese subsidiaries, owns the rights to receive the expected residual returns from Chifeng Haozhou Mining Co., Ltd. (“Haozhou Mining”), a large copper-molybdenum poly-metallic mining company in Inner Mongolia, China. Since then, the Company has further refined its strategy to become a pure resources company and is actively seeking additional acquisition targets in the resources industry.
For more information, please contact:
Company Contact:
Mr. Rick Xiao, Vice President
Email: rick@qiaoxing.com
Tel: +86-752-282-0268
CCG Investor Relations Contact:
Mr. Ed Job, Account Manager
Email: ed.job@ccgir.com
Tel: +1-646-213-1914 (NY office)
SOURCE Qiao Xing Universal Resources, Inc.